UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Genprex, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

372446104

(CUSIP Number)

John Rodney Varner

Chief Executive Officer

Genprex, Inc.

1601 Trinity Street, Bldg. B, Suite 3.322

Austin, Texas 78712

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	Page 2 of 5

(1)	Names of reporting persons John Rodney Varner
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization USA
Number of	(7)	Sole voting power 3,389,931
shares beneficially owned by	(8)	Shared voting power 0
each reporting person	(9)	Sole dispositive power 3,389,931
with:	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 3,389,931
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 20.8%
(14)	Type of reporting person (see instructions) IN

 Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share, of Genprex, Inc., a Delaware corporation (“Genprex”).  The principal executive offices of Genprex are located at 1601 Trinity Street, Bldg. B, Suite 3.322, Austin, Texas 78712.

Item 2. Identity and Background.

(a)	Name: John Rodney Varner (the “Reporting Person”)

(b)	Business address: 1601 Trinity Street, Bldg. B, Suite 3.322, Austin, Texas 78712

(c)	Principal occupation or employment: Chief Executive Officer, Secretary and Chairman of the Board of Directors of Genprex

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: USA

Item 3. Source and Amount of Funds or Other Consideration.

Prior to the effectiveness of Genprex’s registration statement on Form S-1 relating to its initial public offering, the Reporting Person beneficially owned 2,794,459 shares of Genprex common stock.  The Reporting Person purchased 10,000 shares of Genprex common stock in the initial public offering.  On November 2, 2018, the Reporting Person was granted a fully vested option to purchase 551,284 shares of Genprex common stock.  On January 25, 2019, the Reporting Person was granted an option to purchase 615,384 shares of Genprex common stock, which option vests at a rate of 1/36 of the shares subject to the option each month following the date of grant.  Neither the option granted on November 2, 2018 nor the option granted on January 25, 2019 has been exercised with respect to any of the shares subject to such option.

Other than the 10,000 shares of Genprex common stock purchased by the Reporting Person in the Genprex initial public offering, the Reporting Person did not acquire beneficial ownership of any shares of Genprex common stock during the twelve months preceding November 2, 2018.  The 10,000 shares of Genprex common stock purchased by the Reporting Person in the Genprex initial public offering and the 551,284 shares subject to the fully vested option granted to the Reporting Person on November 2, 2018 together represented 3.5% of the shares of common stock of Genprex as of August 14, 2018, as reported on Genprex’s Quarterly Report on Form 10-Q for the period ended June 30, 2018, filed with the US Securities and Exchange Commission on August 14, 2018.

The reporting Person is filing this Schedule 13D because the 551,284 shares of Genprex common stock subject to the option granted on November 2, 2018 (together with the 10,000 shares of Genprex common stock purchased by the Reporting Person in the twelve months preceding the option grant) constitute an amount in excess of the 2 percent limit provided for in Section 13(d)(6)(B) of the Securities Exchange Act of 1934, as amended.

The Reporting Person did not pay any monetary consideration for the option granted on November 2, 2018.

Item 4. Purpose of Transaction.

The Reporting Person understands that the option granted to him on November 2, 2018 was granted to him as incentive equity compensation.

Item 5. Interest in Securities of the Issuer.

(a)

The 3.5% beneficial ownership percentage on November 2, 2018 described in Item 3 of this Schedule 13D is based on the following shares of Genprex common stock: 15,071,366 shares outstanding as of August 14, 2018, as reported on Genprex’s Quarterly Report on Form 10-Q for the period ended June 30, 2018, filed with the US Securities and Exchange Commission on August 14, 2018; 10,000 outstanding shares acquired by the Reporting Person in the twelve months preceding November 2, 2018; and 551,284 shares subject to the option granted to the Reporting Person on November 2, 2018.

The 20.8% beneficial ownership percentage described in Item 13 of this Schedule 13D is based on the following shares of Genprex common stock: 15,072,559 shares outstanding as of November 12, 2018, as reported on Genprex’s Quarterly Report on Form 10-Q for the period ended September 30, 2018, filed with the US Securities and Exchange Commission on November 14, 2018; 544,735 outstanding shares held by the Reporting Person on February 13, 2019; 1,614,152 outstanding shares held by Laura Lane Biosciences, LLC, over which the Reporting Person has voting power, on February 13, 2019; and 1,231,044 shares which the Reporting Person had the right to acquire from Genprex within 60 days of February 13, 2019 pursuant to the exercise of options.

(b)

The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 3,355,743 shares of Genprex common stock on November 2, 2018.

The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 3,389,931 shares of Genprex common stock on February 13, 2019.

(c)

Except for the grant of the option on January 25, 2019, the Reporting Person has not effected any transaction in the shares of Genprex common stock during the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of Genprex, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to be Filed as Exhibits.

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/14/2019 Date

/s/ John Rodney Varner Signature